

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   March 29, 2016

Teoh Kooi Sooi
Chief Executive Officer
Bosy Holdings Corp.
Unit Room 7C, World Trust Tower Building
50 Stanley Street, Central, Hong Kong

> **Re: Bosy Holdings Corp.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed March 18, 2016**
> **File No. 333-208978**

Dear Mr. Teoh:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2016 letter.

<u>General</u>

1. You state in your response that no acquisition activity was ever consummated between Falcon CPA and Weld Asia. Please confirm our understanding that Mr. Loke, Greenpro Capital, Mr. Chen and Falcon CPA do not now and have not ever, either directly or indirectly, had any ownership, financial interest or any other involvement with Weld Asia. If our understanding is not correct, please provide a full description of the involvement including the name, type of involvement, and applicable date(s).

You may contact Amy Geddes at (202) 551-3304 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Lyn Shenk for

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Benjamin L. Bunker, Esq.